UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 29, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer

Banco Santander (Brasil) S.A.

1Q10 IFRS Results

April 29th, 2010

Santander

Table of Contents

1 **Macroeconomic Scenario**

2 Strategy

3 Business

4 Results

5 Loan Portfolio Quality

Macroeconomic Scenario

Economy retakes growth in 2010

GDP (year-on-year growth %)


6.1
5.1
-0,2
5.8
4.5
2007
2008
2009
2010(e)
2011(e)

Interest Rate - Selic (%)


End of Period
11.25
13.75
8.75
12.00
12.00
2007
2008
2009
2010(e)
2011(e)

Inflation (IPCA %)


4.5
5.9
4.3
5.5
5.0
2007
2008
2009
2010(e)
2011(e)

Exchange Rate – (R$/US$)


End of Period
1.77
2.34
1.74
1.95
2.10
2007
2008
2009
2010(e)
2011(e)

Sources: The Brazilian Central Bank, IBGE and Santander Research

Table of Contents

1 Macroeconomic Scenario

2 **Strategy**

3 Business

4 Results

5 Loan Portfolio Quality

Franchise

Santander is the 3rd largest private bank in Brazil with scale to compete

	Mar/10
Loans (R$ MM)	139,910
Funding from Clients[1] (R$ MM)	133,757
Funding Total[2] (R$ MM)	240,329
Net Profit (R$ MM)	1,763

Strong distribution platform…

Bank with **one of the higher numbers of point of sales** in **South/South East** (73% of GDP)

2,091	1,496	18,102
Branches	Mini branches	ATM's

✓ +10.4 mln active account holders[3]



Market share
Number of branches
February/2010
North: 5% of GDP
Market Share: 5%
Northeast: 13% of GDP
Market Share: 7%
Center-west: 9% of GDP
Market Share: 5%
Southeast: 57% of GDP
Market Share: 15%
South: 16% of GDP
Market Share: 9%

Source: The Brazilian Central Bank and IBGE. GDP date: 2007
1. Demand Deposits + Time Deposits + Savings + Debentures + Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
2. Includes Assets Under Management
3. Clients with active accounts during a 30-day period, according to the Brazilian Central Bank

Santander

Integration

Integration process moves as planned…

1st stage	2nd stage	3rd stage
Aug/08 – Mar/09	Mar/09 – May/10	May/10 – Sep/10

- I – Senior Management Integrated ✓
- II – Centralized areas integrated ✓
  - Risk management, Human resources, Marketing, Auditing financial control, Compliance, etc.
- III – Wholesale, Private & Asset integrated ✓
  - *GB&M, Corporate, e Middle*
- IV – Credit card system ✓
- V – ATMs integrated ✓
  - ATMs plataform
  - Upgrade on branches infrastructure
- VI – Insurance System ✓
- VII – New comercial model ✓
- VIII – Complete Integration/ Unified Network/ Unified Brands
  - Branches "Big Bang"
  - Call center integration
  - Unification of Brands

Re-branding

Integration: Synergies


Synergies
R$ million
+338
1,038
1,000
800
2009e
1T10e
1T10
Expected
Realized

We reached cost synergies of R$ 1,338 MM in 1Q10, R$ 338 MM above expectations

Santander Acquiring / Conta Integrada

Pioneer strategy of commercial model

- Brand
- MASTERCARD License
- Integrated value offer – Acquiring and Banking Business
- Commercial Model – Distribution/Pricing
- Communication and Media


FINANCIAL SERVICES
ACQUIRER SERVICES

"Time To Market"

- Investment in Capturing Network and Processing Platform
- Other POS Capturing Services
- 165 thousands POS (Capturing Terminals - 2009)

2012 Goals

✓ **150,000 new current accounts originated by the acquiring business**

✓ **300,000 new affiliated merchants**

✓ **~ R$ 5 billion in loans**

✓ **10% market share in terms of transaction volume of the cards market**

Table of Contents

1 Macroeconomic Scenario

2 Strategy

3 Business

4 Results

5 Loan Portfolio Quality

Managerial Loan Portfolio[1] - IFRS


R$ Billion
2.0%
1.1%
137.1
134.2
132.9
138.4
139.9
mar.09
jun.09
sep.09
dec.09
mar.10

R$ Million	1Q10	1Q09	Variation Y-o-Y	Variation Q-o-Q
Individuals	43,992	40,503	8.6%	1.8%
Consumer Financing	25,509	24,511	4.1%	1.6%
SMEs	30,811	33,027	-6.7%	-2.0%
Corporate	39,597	39,076	1.3%	2.5%
Total IFRS	**139,910**	**137,117**	**2.0%**	**1.1%**


Corporate
29%
Individuals
31%
SMEs
22%
Consumer
Finance
18%

1. Loans for the year 2009 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2010

Santander

Managerial Loan Portfolio - BR GAAP[1]

R$ Billion


3.6%
1.5%
139.1
137.3
136.2
142.0
144.1
mar.09
jun.09
sep.09
dec.09
mar.10

R$ Million	1Q10	1Q09	Variation Y-o-Y	Variation Q-o-Q
Individuals	46,439	41,349	12.3%	3.5%
Consumer Financing	27,842	26,224	6.2%	1.9%
SMEs	30,811	33,027	-6.7%	-2.0%
Corporate	39,031	38,497	1.4%	1.7%
Total BR GAAP	**144,124**	**139,097**	**3.6%**	**1.5%**

Annualized growth rate


3.6%
5.9%
>15%
1Q10/
1Q09
1Q10/
4Q09
mar.10/
feb.10

1. The portfolio in BR GAAP is higher than in IFRS because includes portfolios acquired from other banks and portfolio of the partnership Aymoré

Deposits and Assets Under Management

R$ Billion


6.7%
0.3%
225.2
235.7
243.1
239.5
240.3
80.1
85.5
93.1
98.4
106.6
145.1
150.2
150.0
141.1
133.8
mar.09
jun.09
sep.09
dec.09
mar.10
Funds (AUM)
Funding from Clients¹


Demand 6%
Savings 11%
Time 28%
Others¹ 11%
Funds 44%

R$ Million	1Q10	1Q09	Variation Y-o-Y	Variation Q-o-Q
Demand	13,699	12,356	10.9%	-9.5%
Savings	25,781	20,447	26.1%	2.2%
Time	68,252	87,954	-22.4%	-9.9%
Others¹	26,025	24,333	7.0%	4.3%
Funding from Clients	**133,757**	**145,090**	**-7.8%**	**-5.2%**
Funds (AUM)	106,572	80,125	33.0%	8.3%
Total	**240,329**	**225,215**	**6.7%**	**0.3%**

1. Repurchase commitments backed on Debentures, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

Table of Contents

1 Macroeconomic Scenario

2 Strategy

3 Business

4 Results

5 Loan Portfolio Quality

Highlights

- **Net profit** of **R$ 1,763 MM** in 1Q10, up 112% YoY and 11% vs. 4Q09
- Net profit increase driven by **revenue growth and cost control**
- **Performance Ratios** improved
  - **Efficiency Ratio[1]: 33.1%,** drop of 4.4 p.p. YoY and 4.1 p.p. QoQ
  - **Recurrence[2]: 61.1%,** increase of 8.3 p.p. YoY and 3.5 p.p. QoQ
  - **ROAE[3]: 18.0%,** increase of 2.6 p.p. YoY and 0.1 p.p. QoQ
- Sound **Balance Sheet Metrics**
  - **BIS Ratio[3]: 24.4%** in mar/10
  - **Coverage: 102.8%** in mar/10
- **Equity[3] of R$ R$ 42,417 MM**

1. General Expenses excluding amortization / Total Revenue excluding Cayman hedge
2. Net Fee/General Expenses excluding amortization
3. Excludes Goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência)

Santander

Performance Ratios

Efficiency Ratio[1] (%)



-4.4 p.p.
36.3
37.5
33.1
2009
1Q09
1Q10

Recurrence[2] (%)



8.3 p.p.
57.0
52.8
61.1
2009
1Q09
1Q10

ROAE (adjusted)[3] (%)



2.6 p.p.
19.3
15.4
18.0
2009
1Q09
1Q10

1. General Expenses excluding amortization / Total Revenue excluding Cayman hedge
2. Net Fee/General Expenses excluding amortization
3. Excludes Goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência)

Santander

Net profit evolution

R$ MM

Net profit growth is accelerating



76%
906
1,591
4Q08
4Q09
112%
11%
832
1,591
1,763
1Q09
4Q09
1Q10

Results by Segment[1]



Global Wholesale Banking
R$ MM
0.9x
847
758
1Q09
1Q10
Net Profit before tax
Global Wholesale Banking
36%
Commercial Banking
56%
8%
Asset Management and Insurance
Commercial Banking
R$ MM
2.1x
575
1,204
1Q09
1Q10
Asset Management and Insurance
R$ MM
2.7x
59
162
1Q09
1Q10

1. Does not consider the fiscal effect of Cayman hedge

Non-recurrent events

	Value (R$ Million)
Sale of Assets	64
Provision for contingencies	(28)
Total (after tax)	**37**

Total Revenues



R$ MM
10.2%
3.3%
7,288
7,471
7,598
7,776
8,032
673
409
386
260
577
1,443
1,573
1,556
1,666
1,622
5,172
5,489
5,656
5,850
5,833
1Q09
2Q09
3Q09
4Q09
1Q10
Net Interest Income
Net Fees
Others¹

	1Q10	1Q09	Y-o-Y Var.
Net Interest Income	5,833	5,172	12.8%
Net Fees	1,622	1,443	12.4%
Subtotal	**7,455**	**6,615**	**12.7%**
Others[1]	577	673	-14.3%
Total Revenues	**8,032**	**7,288**	**10.2%**

1. Result from Financial Operations excluding the fiscal effect of Cayman hedge + Others

Santander

Net Fees


R$ MM
12.4%
-2.6%
1,443
1,573
1,556
1,666
1,622
1Q09
2Q09
3Q09
4Q09
1Q10

	1Q10	1Q09	Y-o-Y Var.
Banking fees	588	549	7.1%
Insurance	342	259	32.2%
Asset Management	201	171	17.6%
Credit and Debit Cards	213	171	24.9%
Collection services	125	121	2.8%
Capital Markets	108	64	68.1%
Trade (COMEX)	102	101	1.3%
Others[1]	(56)	8	n.a.
Total	**1,622**	**1,443**	**12.4%**

1. Includes taxes and others

General Expenses and Amortization

R$ MM


-3.5%
-6.9%
3,048
2,977
3,013
3,158
2,941
317
328
339
265
286
2,731
2,649
2,674
2,893
2,655
1Q09
2Q09
3Q09
4Q09
1Q10
Depreciation and Amortization
General Expenses

	1Q10	1Q09	Variation Y-o-Y	Variation Q-o-Q
Other General Expenses	1,300	1,371	-5.2%	-8.6%
Personnel Expenses	1,355	1,360	-0.4%	-7.8%
Depreciation and Amortization	286	317	-9.8%	7.9%
Total	**2,941**	**3,048**	**-3.5%**	**-6.9%**

Gross Revenue vs General Expenses

Gross Revenue[1] and General Expenses[2]


R$ MM
1Q10 x 1Q109
7,288
7,471
7,598
7,776
8,032
10.2%
2.7
3.0
-2.8 %
2,731
2,649
2,674
2,893
2,655
1Q09
2Q09
3Q09
4Q09
1Q10
Gross Revenue
General Expenses

1. Gross Revenue = Total Income excluding Cayman Hedge. Including Cayman Hedge 1Q10/1Q09 grows 7.6%
2. Excludes amortization

Table of Contents

1 Macroeconomic Scenario

2 Strategy

3 Business

4 Results

5 **Loan Portfolio Quality**

Allowance for Loan Losses[1] - IFRS

R$ MM



1.8%
11.9%
2,360
2,467
3,008
500
2,508
2,148
2,403
1Q09
2Q09
3Q09
4Q09
1Q10
Additional Provision

	1Q10	1Q09	Y-o-Y Var.
Allowance for loan losses	2,403	2,360	1.8%

1. Includes recoveries of written-off credits

Quality of Loan Portfolio - IFRS

Deliquency[1] (%)


8.6
8.8
9.7
9.3
8.8
7.7
7.0
7.2
7.0
6.0
6.1
5.7
5.3
5.3
4.2
1Q09
2Q09
3Q09
4Q09
1Q10
Individuals
Corporate
Total

Coverage[2]


107%
97%
101%
102%
103%
1Q09
2Q09
3Q09
4Q09
1Q10

1. Nonperforming loans for over 90 days + performing loans with high delinquency risk / total loans managerial
2. Allowance for Loan Losses / nonperforming loans for over 90 days + performing loans with high delinquency risk

Santander

Quality of Loan Portfolio – BR GAAP


Delinquency Over 90[1] (%)
7.2
7.4
7.9
7.8
7.2
6.2
6.5
5.9
5.4
5.0
5.1
5.3
4.2
3.7
3.2
1Q09
2Q09
3Q09
4Q09
1Q10
Individuals
Corporate
Total


NPL Over 60[2] (%)
8.9
9.2
9.4
9.2
8.7
7.6
7.7
6.8
6.4
6.2
6.2
6.1
4.7
4.4
4.0
1Q09
2Q09
3Q09
4Q09
1Q10
Individuals
Corporate
Total


Coverage Ratio Over 90[3]
114%
97%
108%
113%
120%
1Q09
2Q09
3Q09
4Q09
1Q10

1) Nonperforming loans for over 90 days / total loans BRGAAP
2) Nonperforming loans for over 60 days / total loans BRGAAP
3) Allowance for Loan Losses / nonperforming loans for over 90 days + performing loans with high delinquency risk

Santander

Conclusion

✓ Integration is evolving as scheduled

- Credit card platform integration concluded in the 1Q10 and final tests for branch network integration
- Costs controlled and synergies obtained

✓ Activities

- Loan book growth is accellerating
- Commercial re-alignment to cacht up loan activity in corporate loans
- Launching of "Conta Integrada" product focusing SMEs

✓ Well behaved results

- Balanced between
  - Revenues
  - Costs
- Gross jaws increased by 13 p.p.

✓ Improved asset quality

- Both NPLs over 60 and 90 days continue its declining trend
- Increased coverage

✓ Net income jumped 112% YoY and 11% QoQ

ANNEXES

- Income Statement
- Balance Sheet

Adjusted Allowance for Loan Losses[1] - BR GAAP


R$ MM
-9.6%
-11.4%
2,413
2,490
569
2,403
2,462
419
157
2,181
1Q09
2Q09
3Q09
4Q09
1Q10
Increase in Additional Provision
Decrease in Additional Provision

	1Q10	1Q09	Variation Y-o-Y	Variation Q-o-Q
Adjusted Allowance for Loan Losses[2]	2,181	2,413	-9.6%	-11.4%

1.Excluding recoveries of written-off credits
2.Allowance for Loan Losses adjusted by the increase/decrease in additional provision

Santander

Quarterly Results Managerial

R$ MM

Income Statements	1Q09	2Q09	3Q09	4Q09	1Q10
- Interest and Similar Income	9,996	9,775	9,731	9,841	9,278
- Interest Expense and Similar	(4,824)	(4,286)	(4,075)	(3,991)	(3,445)
Interest Income	**5,172**	**5,489**	**5,656**	**5,850**	**5,833**
Income from Equity Instruments	7	8	7	8	4
Income from Companies Accounted for by the Equity Method	205	52	33	5	10
Net Fee	1,443	1,573	1,556	1,666	1,622
- Fee and Commission Income	1,664	1,799	1,797	1,888	1,841
- Fee and Commission Expense	(221)	(226)	(241)	(222)	(219)
Gains/Losses on Financial Assets and Liabilities and Exchange Diferences	514	459	240	306	608
Other Operation Income (Expenses)	(53)	(110)	106	(59)	(45)
Total Income	**7,288**	**7,471**	**7,598**	**7,776**	**8,032**
General Expenses	(2,731)	(2,649)	(2,674)	(2,893)	(2,655)
- Administrative Expenses	(1,371)	(1,297)	(1,345)	(1,423)	(1,300)
- Personnel espenses	(1,360)	(1,352)	(1,329)	(1,470)	(1,355)
Depreciation and Amortization	(317)	(328)	(339)	(265)	(286)
Provisions (net)[1]	(559)	(1,250)	(1,190)	(482)	(629)
Impairment Losses on Financial Assets (net)	(2,381)	(2,518)	(3,844)	(2,125)	(2,407)
- Allowance for Loan Losses[2]	(2,360)	(2,467)	(3,008)	(2,148)	(2,403)
- Impairment Losses on Other Financial Assets (net)	(21)	(51)	(836)	23	(4)
Net Gains on Disposal of Assets	49	1,040	2,280	34	117
Net Profit before taxes	**1,349**	**1,766**	**1,831**	**2,045**	**2,172**
Income Taxes	(517)	(153)	(359)	(454)	(409)
Net Profit	**832**	**1,613**	**1,472**	**1,591**	**1,763**

1. Includes provision for tax contingencies and legal obligations
2. Includes recovery of credits written off as losses

Santander

Income Statement Managerial

R$ MM

Income Statements	1Q10	1Q09	Var Y-o-Y ABS	Var Y-o-Y %
- Interest and Similar Income	9,278	9,996	(718)	-7.2%
- Interest Expense and Similar	(3,445)	(4,824)	1,379	-28.6%
Interest Income	**5,833**	**5,172**	**661**	**12.8%**
Income from Equity Instruments	4	7	(3)	-42.9%
Income from Companies Accounted for by the Equity Method	10	205	(195)	-95.1%
Net Fee	1,622	1,443	179	12.4%
- Fee and Commission Income	1,841	1,664	177	10.6%
- Fee and Commission Expense	(219)	(221)	2	-0.9%
Gains/Losses on Financial Assets and Liabilities and Exchange Diferences	608	514	94	18.3%
Other Operation Income (Expenses)	(45)	(53)	8	-15.1%
Total Income	**8,032**	**7,288**	**744**	**10.2%**
General Expenses	(2,655)	(2,731)	76	-2.8%
- Administrative Expenses	(1,300)	(1,371)	71	-5.2%
- Personnel espenses	(1,355)	(1,360)	5	-0.4%
Depreciation and Amortization	(286)	(317)	31	-9.8%
Provisions (net)[1]	(629)	(559)	(70)	12.5%
Impairment Losses on Financial Assets (net)	(2,407)	(2,381)	(26)	1.1%
- Allowance for Loan Losses[2]	(2,403)	(2,360)	(43)	1.8%
- Impairment Losses on Other Financial Assets (net)	(4)	(21)	17	-81.0%
Net Gains on Disposal of Assets	117	49	68	n.a
Net Profit before taxes	**2,172**	**1,349**	**823**	**61.0%**
Income Taxes	(409)	(517)	108	-20.9%
Net Profit	**1,763**	**832**	**931**	**111.9%**

1. Includes provision for tax contingencies and legal obligations
2. Includes recovery of credits written off as losses

Santander

Balance Sheet - Assets

R$ MM

Assets	mar/09	jun/09	sep/09	dec/09	mar/10
Cash and Balances with the Brazilian Central Bank	23,317	24,813	21,261	27,269	36,835
Financial Assets Held for Trading	22,347	15,809	19,261	20,116	23,133
Other Financial Assets at Fair Value Through Profit or Loss	6,462	6,068	16,986	16,294	15,873
Available - for- Sale Financial Assets	27,294	30,593	44,763	46,406	37,183
Loans and Receivables	159,356	161,645	149,973	152,163	150,003
- Loans and advances to credit institutions	30,977	31,993	27,932	24,228	20,330
- Loans and advances to credit customers	137,227	138,811	132,343	138,005	139,678
- Impairment losses	(8,848)	(9,159)	(10,302)	(10,070)	(10,005)
Hedging derivatives	99	178	157	163	133
Non-current assets held for sale	120	58	53	171	41
Investments in associates	460	502	417	419	423
Tangible Assets	3,742	3,600	3,682	3,702	3,835
Intangible Assets:	30,534	30,589	30,982	31,618	31,587
- Goodwill	27,190	27,263	28,312	28,312	28,312
- Others	3,344	3,326	2,670	3,306	3,275
Tax Assets	12,798	13,386	15,058	15,779	14,834
Other Assets	3,170	1,637	3,642	1,872	2,169
Total Assets	**289,699**	**288,878**	**306,235**	**315,972**	**316,049**

Balance Sheet - Liabilities

R$ MM

Liabilities	mar/09	jun/09	sep/09	dec/09	mar/10
Financial Liabilities Held for Trading	8,268	4,887	5,316	4,435	4,505
Other Financial Liabilities at Fair Value Through Profit or Loss	257	363	2	2	2
Financial liabilities at amortized cost	208,267	207,644	205,801	203,567	203,499
- Deposits from the Brazilian Central Bank	1,049	870	562	240	117
- Deposits from credit institutions	23,435	21,793	18,754	20,956	24,092
- Customer deposits	155,231	154,922	154,548	149,440	147,287
- Marketable debt securities	11,535	11,299	10,945	11,439	11,271
- Subordinated liabilities	10,938	10,996	11,149	11,304	9,855
- Other financial liabilities	6,079	7,764	9,843	10,188	10,877
Liabilities for Insurance Contracts	-	-	13,812	15,527	16,102
Provisions[1]	9,749	10,203	11,555	9,480	9,881
Tax Liabilities	6,402	7,352	9,287	9,457	8,516
Other Liabilities[2]	6,084	6,624	4,796	4,238	2,815
Total Liabilities	**239,027**	**237,073**	**250,569**	**246,706**	**245,320**
Equity Shareholders' Equity	50,148	51,135	55,079	68,706	70,069
Minority Interests	5	5	5	1	1
Valuation Adjustments	519	665	582	559	659
Total Equity	**50,672**	**51,805**	**55,666**	**69,266**	**70,729**
Total Liabilities and Equity	**289,699**	**288,878**	**306,235**	**315,972**	**316,049**

1. Includes provision for pension and contingencies
2. Includes other financial liabilities at fair value in income and derivatives used as hedge

Santander

Reconciliation IFRS x BRGAAP

R$ MM

	1Q10
BR GAAP Net Profit	**1,015**
- Reversal of Goodwill amortization / Others	832
- PPA amortization	(58)
- Others	(26)
IFRS Net profit	**1,763**

Santander

Investor Relations
Juscelino Kubitschek Avenue 2,235 10º floor
São Paulo | SP | Brazil | 04543-011
Tel. (55 11) 3553-3300
e-mail: ri@santander.com.br

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE